Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

(215) 988-2700 (Phone)

(215) 988-2757 (Facsimile)

www.drinkerbiddle.com

October 20, 2014

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Stephanie D. Hui

Re:	Burnham Investors Trust Response to Examiner Comments on Preliminary Proxy Statement and Preliminary Information Statement: SEC File Nos. 811-00994 and 002-17226

Dear Ms. Hui:

This letter responds to your comments communicated to the undersigned on October 15, 2014 on the above-referenced Preliminary Proxy Statement filed in connection with a Special Meeting of Shareholders of the Burnham Investors Trust (the "Registrant") and Preliminary Information Statement (the “Information Statement”), attached to the Proxy Statement as Exhibit D.

1.	Comment: Please supplementally state whether the Information Statement will be filed separately from the Proxy Statement for the Special Meeting of Shareholders.

Response: Registrant states that the Information Statement, which is attached as Exhibit D to the Proxy Statement for the Special Meeting of Shareholders, will not be filed separately from the Proxy Statement.

2.	Comment: In the last two sentences of the first paragraph under the section “IMPORTANT INFORMATION FOR SHAREHOLDERS: Q. Why am I receiving this Proxy Statement?”, please change the phrase “The Transaction should not result in material changes…” to “The Transaction will not result in material changes… and the phrase “…your daily experience in dealing with the Funds should remain unchanged” to “…your daily experience in dealing with the Funds will remain unchanged.”

Response: Registrant will change the two referenced phrases as follows: “The Transaction is not expected to result in material changes…” and “…your daily experience in dealing with the Funds is expected to remain unchanged.”

3.	Comment: In the section “IMPORTANT INFORMATION FOR SHAREHOLDERS” there is a question/answer covering why the Burnham Financial Long/Short Fund shareholders are receiving the Proxy Statement. We suggest that Registrant also add a question/answer addressing why each of the Burnham Fund and Burnham Financial Services Fund shareholders are receiving the Proxy Statement.

Response: Registrant included the additional question/answer directed specifically to only the Burnham Financial Long/Short Fund to explain that, unlike the other Funds, the Burnham Financial Long/Short Fund shareholders are not being asked to approve the sub-advisory agreement and to direct them to the Information Statement attached as Exhibit D to the Proxy Statement. The Registrant has considered this comment, and respectfully declines to include additional questions/answers addressing why each of the Burnham Fund and Burnham Financial Services Fund shareholders are receiving the Proxy Statement because this topic is addressed in another question/answer directed to all shareholders: “Q. Why am I receiving this Proxy Statement?”

4.	Comment: Under Proposal 1 “APPROVAL OF NEW INVESTMENT ADVISORY AGREEMENT,” include the date(s) on which the current investment advisory agreement was last submitted to a vote of shareholders, including the purpose of the submission as required by Item 22(c)(1)(i) of Schedule 14A.

Response: Registrant will add the the requested disclosure.

5.	Comment: Under Proposal 1 “APPROVAL OF NEW INVESTMENT ADVISORY AGREEMENT: Background,” add that closing of the transaction is not contingent on shareholder approval.

Response: Registrant will add the the requested disclosure.

6.	Comment: Under Proposal 1 “APPROVAL OF NEW INVESTMENT ADVISORY AGREEMENT: Information about the Adviser,” insert the address for Kirin Global Investments Ltd. and identify its control persons or parent organization or confirm supplementally that there is no parent or control person of Kirin Global Investments Ltd.

Response: Registrant will include the address for Kirin Global Investments Ltd. and will identify its control person.

The preceding comments and related responses have been provided by and discussed with management of the Registrant. The changes referenced above will be incorporated into the Definitive Proxy Statement and Information Statement, as applicable.

We trust that the foregoing is responsive to your comments. Please feel free to contact the undersigned at 215-988-2699 if you have any questions.

Sincerely yours,

/s/ Nancy P. O’Hara

Nancy P. O’Hara